

September 10, 2014

Via E-mail
Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Sixth Floor
Los Angeles, CA 90025

Re: Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 1-34789

Dear Mr. Lammas:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1.   We note your response to comment 1 of our letter dated August 7, 2014 in which you indicate that you consider FFO to be a meaningful metric for a REIT to assess its operational performance in conjunction with other metrics. In future Exchange Act periodic reports, please include FFO disclosure. Also provide the appropriate GAAP reconciliation and highlight any differences from the NAREIT definition.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Staff Accountant at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3673 with regard to legal comments.

                      Sincerely,

                      /s/ Folake Ayoola

                      Folake Ayoola
                      Senior Counsel